Suares & Associates

Attorneys at Law

833 Flatbush Avenue

Suite 100

Brooklyn, New York 11226

dsuares@suaresassociates.com

TEL: 718-622-8450	FAX: 718-282-3113

May 12, 2021

Nicholas Lamparski, Esq.

Staff Attorney

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Perk International, Inc. Amendment No. 7 to Registration Statement on Form 10-12G Filed November 17, 2020 File No. 000-56184

Dear Mr. Lamparski,

On behalf of Perk International, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated April 9, 2021, relating to the above-captioned Amendment No. 7 to Registration Statement on Form 10-12G (“Registration Statement”). Captions and page references herein correspond to those set forth in the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Amendment No. 7 to Registration Statement on Form 10-12G filed March 25, 2021

Risk Factors

Risks Related to our Business

U.S. Federal and foreign regulation . . ., page 6

1. We note your response to our prior comment 2, and that you do not believe your products "will be evaluated or require FDA approval." We re-issue our comment in part. In this regard, we note your disclosure indicates that you intend to produce pharmaceutical grade CBD oils to create healthcare products and that "CBD oil can treat hundreds of medical issues such as anxiety, depression, pain, arthritis, insomnia, anorexia, heart disease, diabetes, asthma, several types of cancer, Alzheimer’s, dementia and epilepsy." Products that are intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease and/or intended to affect the structure or any function of the body are generally considered drugs under the Federal Food, Drug and Cosmetic Act and subject to FDA approval. Please provide us the basis for your conclusion otherwise or revise to clarify the purpose of producing pharmaceutical-grade CBD oils, given that you seem to be suggesting you will be producing products that would trigger the need for FDA approval. In doing so, please also provide us with your basis for concluding that extracting hemp seed oil and refining it into pharmaceutical grade CBD oil to create health care products is consistent with the GRAS notices and their listed specifications.

We have amended our disclosure to remove all references to our products having a medical benefit. We have also amended our disclosure as follows:

The Company intends to purchase processing facilities to dry hemp biomass, extract and refine hemp oil.

Our products’ CBD ingredients will be derived from pure hemp, be parasite free, non-GMO and organic. CBD hemp oil is extracted from the cannabis varieties that are naturally abundant in CBD and will not contain THC (the principal psychoactive constituent (or cannabinoid) of cannabis). We do not make any claims not covered by actual research.

We have been reviewing all of our marketing and other efforts to ensure that it is clear that no claims of any medical or health benefit be made by us or anyone representing us with regard to any of our products. These products are not pre-approved by the FDA or any other regulatory agency.

The Company’s products would be covered under the FDA’s GRAS determination since the Company would be utilizing hemp seed hemp seed oil to create products.

We have also added risk factor disclosures as follows:

The possible FDA regulation of hemp and industrial hemp derived CBD, and the possible registration of facilities where hemp is grown and CBD products are produced, if implemented, could negatively affect the cannabis industry generally, which could directly affect our financial condition. The 2018 Farm Bill established that hemp containing less the 0.03% THC was no longer under the CSA. Previously, the FDA had not approved cannabis, industrial hemp, or CBD derived from cannabis or industrial hemp as a safe and effective drug for any indication. The FDA considered hemp and hemp-derived CBD as illegal Schedule I drugs. As of the date of this Form 10-12G, we have not, and do not intend to file an investigational new drug (“IND”) with the FDA, concerning any of our products that may contain cannabis, industrial hemp, or CBD derived from industrial hemp. Further, the FDA concluded that products containing hemp or CBD derived from hemp are excluded from the dietary supplement definition of the FD&C. However, as a result of the passage of the 2018 Farm Bill, at some indeterminate future time, the FDA may choose to change its position concerning products containing hemp, or CBD derived from hemp, and may choose to enact regulations that are applicable to such products, including, but not limited to the growth, cultivation, harvesting, and processing of hemp; regulations covering the physical facilities where hemp is grown; and possible testing to determine efficacy and safety of hemp derived CBD. In such event, our products could be subject to regulation. However, we do not know what impact would be on the hemp industry in general, and what costs, requirements, and possible prohibitions may be enforced in the future. If we are unable to comply with the conditions and possible costs of such regulations and/or registrations, we may be unable to continue to operate our business.

The FDA limits our ability to discuss the medical benefits of CBD. Under FDA rules, it is illegal for companies to make “health claims” or claim that a product has a specific medical benefit, without first getting FDA approval for such claim. The FDA has not recognized any medical benefits derived from CBD, which means that we are not legally permitted to advertise any health claims related to CBD. Because of the perception among many consumers that CBD is a health/medicinal product, our inability to make health claims about the CBD in our product may limit our ability to market and sell the product to consumers, which would negatively impact our revenues and profits.

The FDA has recently called into question the legality of products containing CBD sold as dietary supplements. The FDA indicated that products containing CBD cannot be sold as dietary supplements. The FDA stated that “based on available evidence, FDA has concluded that cannabidiol products are excluded from the dietary supplement definition (the “IND Preclusion”) under Section 201(ff)(3)(B)(ii) of the FD&C. Under that provision, if a substance (such as CBD) has been authorized for investigation as a new drug for which substantial clinical investigations have been instituted and for which the existence of such investigations has been made public, the products containing that substance are excluded from the Section 201(ff)(3)(B)(ii) definition of a dietary supplement. There is an exception to the IND Preclusion if the substance was “marketed as” a dietary supplement or as a conventional food before substantial clinical investigations were instituted pursuant to an authorization for investigation of a new drug and made public, as further discussed below; however, based on available evidence, the FDA concluded that this is not the case for cannabidiol. The FDA has not instituted any rulemaking procedures or provided an opportunity for public comment in arriving at its conclusion regarding CBD in dietary supplements.

2

The IND preclusion language from Section 201(ff) of the FD&C includes several requirements that must be met for a certain ingredient to be precluded from the definition of a dietary supplement. First, the ingredient must have been authorized by FDA for investigation as a new drug. Next, substantial clinical investigations must have been instituted. These substantial clinical investigations must also be made public. Lastly, all of the above must have occurred prior to the marketing of the ingredient as a dietary supplement or food. That is, all of these conditions must be met before the article can be precluded from the definition of a dietary supplement under Section 201(ff)(3)(B)(ii) of the FD&C.

General

2. We note your response to our prior comment 4. In future filings, please ensure that you update your filings to reflect the status of your custodianship, including Note 5 to your financial statements to clarify whether the note is in default.

We have amended our disclosure as follows:

The Company has scheduled an Annual Meeting on June 10, 2021, to approve the actions of the Custodian, Barton Hollow. After the Annual Meeting takes place, the Company plans to request a final order of dismissal of the Custodianship from the District Court of Clark County, Nevada to terminate Barton Hollow’s Custodianship of the Company.

NOTE 5 - NOTES PAYABLE

On November 3, 2016, the Company received a $25,000 loan from Securities Compliance Group, Ltd. The note is unsecured, bears no interest and was due upon the final order of dismissal of the custodianship.

Please contact me with any questions or comments on the enclosed. Thank you.

Sincerely,

/s/ Donnell Suares

Donnell Suares

3